SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-04721

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SPRINT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPRINT CORPORATION

6200 SPRINT PARKWAY

OVERLAND PARK, KS 66251

SPRINT RETIREMENT SAVINGS PLAN

2004 ANNUAL REPORT

WITH

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRMS

SPRINT RETIREMENT SAVINGS PLAN

Index to Financial Statements

Reports of Independent Registered Public Accounting Firms

• KPMG LLP

• Ernst & Young LLP

Financial Statements

• Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	1

• Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004, 2003, and 2002	2

• Notes to Financial Statements	3

Supplemental Schedule

• Schedule I: Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants

The Sprint Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

KPMG LLP

Kansas City, Missouri

June 27, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Sprint Corporation

We have audited the accompanying statement of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2003, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, and the changes in its net assets available for benefits for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/S/ ERNST & YOUNG LLP
Ernst & Young LLP

Kansas City, Missouri

June 11, 2004

SPRINT RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	As of December 31:
	2004	2003
PLAN ASSETS

Investments at Fair Value	$3,138,536	$2,430,802

Receivables:
Receivables for unsettled security sales	—	1,140
Transfers receivable	—	415
Contributions receivable	15	11
Other receivables	204	4
Accrued interest and dividend income	37	14

Total assets	3,138,792	2,432,386

PLAN LIABILITIES

Forfeiture payable	—	1
Accrued investment expenses	—	54
Payable for unsettled security purchases	—	1,197
Other payables	368	782

Total liabilities	368	2,034

Net assets available for benefits	$3,138,424	$2,430,352

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Thousands of Dollars)

	For the Year Ended December 31:
	2004	2003	2002
Investment Income:
Interest on loans	$3,823	$6,196	$5,704
Dividends and investment interest	55,602	37,404	27,555
Net realized and unrealized appreciation (depreciation) in the fair value of investments	708,670	368,745	(995,913)

Net investment income (loss)	768,095	412,345	(962,654)

Contributions - employer	21,213	64,496	73,947
Contributions - employee	193,921	191,956	207,096
Administrative Fees	(57)	(41)	(33)
Withdrawals	(276,368)	(203,051)	(203,298)
Transfers, other	—	12	—
Inter-plan fund transfers (net)	1,268	200	954

Net increase (decrease)	708,072	465,917	(883,988)

Net Assets Available for Benefits:
Beginning of year	2,430,352	1,964,435	2,848,423

End of year	$3,138,424	$2,430,352	$1,964,435

See Notes to Financial Statements.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan (the Plan) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General

The Plan is a defined contribution plan established by Sprint Corporation (“Sprint” or the “Company”) and adopted by substantially all of its subsidiaries. The Plan includes a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Upon its inception in 1984, the Plan was known as the United Telecom Savings Plan and consisted of the portion now referred to as the Savings Plus Account (SPA). Effective October 10, 1989, the United Telecommunications, Inc. Employee Stock Ownership Plan, now referred to as the TRASOP Account, was merged into the Plan. The TRASOP account is a defined contribution plan that invests in common stock of the Company. The Plan became known as the Sprint Retirement Savings Plan (SRSP) effective January 1, 1994. Effective November 1, 2000, the Centel Employee Stock Ownership Plan (CESOP) account was merged into the Plan.

Under the Plan, separate plan provisions relate solely to the SPA, the TRASOP Account and the CESOP Account.

The following information pertains only to the SPA:

Eligibility - SPA

Participation in the Plan is voluntary. Individuals employed by one of the Company’s subsidiaries on a regular, full-time basis and who are not represented by a collective bargaining unit are eligible to participate immediately. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing one year of service in which the employee has worked at least 1,000 hours.

Contributions - SPA

Participants may contribute up to 50% of their eligible pay to a pre-tax account. Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $13,000 for the 2004 plan year, $12,000 for the 2003 plan year and $11,000 for the 2002 plan year. The percentage that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants’ withdrawal, equals 25% of the first 6% contributed by a participant. Prior to July 1, 2003, the Company match was a minimum of 50% of the first 6% of a participant’s eligible pay. Contributions in excess of 6% of each participant’s eligible pay are not included in this calculation of the Company contribution. Company contributions are made in Company common stock with a market value equal to the Company contribution requirement.

In February 2004, Sprint’s board of directors decided to recombine the FON and PCS tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in FON stock to the Company stock fund.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Prior to the recombination of FON and PCS common stock effective April 23, 2004, the allocation of the Company matching contribution between FON and PCS shares was subject to change quarterly based on the relative market capitalization of FON and PCS common stocks. From January 1 to April 23, 2004, the Company matching contribution was invested in 74% FON stock and 26% PCS stock. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in the PCS stock ranged from 31% to 19%. During the 2002 plan year, the Company matching contribution invested in FON stock ranged from 43% to 68% and the Company matching contribution invested in PCS stock ranged from 57% to 32%.

The Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, is based on an annual comparison of the Company’s common stock performance with the performance of The Dow Jones Total Market Telecom Index. The total amount contributed by the Company under this provision will be the product of the additional contribution percentage multiplied by the amount contributed by participants. Participant contributions in excess of 6% of eligible pay are not included in this calculation.

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Sprint FON Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were introduced to eligible participants. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For the 2004 plan year, the pre-tax catch-up contribution limit was $3,000. For the plan years 2003 and 2002, the pre-tax catch-up contribution limit was $2,000 and $1,000, respectively.

Investment Funds - SPA

Participants may direct their contributions into any of 29 actively or passively invested funds (30 prior to the recombination) which include a Money Market Fund, four Fixed Income funds, an Emerging Market Debt Fund, three Small Capitalization stock funds, two Mid-capitalization stock funds, three Large Capitalization Growth Stock funds, two Large Capitalization Value Stock funds, a Large Capitalization Blended stock fund, five International and Emerging Market stock funds, an S&P 500 Index fund, the Company Stock fund, and five pre-mixed portfolio investment options. The premixed portfolios range from Conservative Growth Portfolio with an 80%/20% mix of bonds/stocks to the Aggressive Growth Portfolio with 100% stocks.

Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the Company stock fund are limited to participant contributions and the diversification provisions for Company matching contributions described below.

Other limitations on transfers between funds apply in certain circumstances.

Effective January 1, 2004, participants may diversify their Company matching contributions based on the schedule below:

•	For Company matching contributions made prior to January 1, 2004:

•	In 2004, 20% of the Company matching contributions may be transferred to other investment options.

•	In each succeeding year (2005, 2006, 2007 and 2008), an additional 20% of the Company matching contributions balance may be diversified.

•	Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified beginning on December 31, 2007.

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Concentration of Risk

At December 31, 2004, a portion of the Plan’s assets were in shares of Sprint common stock (FON) and at December 31, 2003, a portion of the Plan’s assets were in shares of Sprint FON and PCS common stock. The value of this common stock is subject to fluctuations related to corporate, industry and economic factors. At year-end 2004, Sprint common stock closed at $24.85 per share.

The Plan’s other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting - SPA

Participants are 100% vested in their participant contribution accounts at all times.

Participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies. Special rules may provide for more rapid vesting to certain participants under vesting schedules of prior Plans.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $489,000 and $1,183,000, respectively. These accounts will be used to reduce future Company contribution requirements. In 2004, Company contributions were reduced by $11,615,000 from forfeited nonvested accounts.

Withdrawals - SPA

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet “hardship” requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans - SPA

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant’s loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant’s principal residence, the maximum repayment period may be as much as 25 years. Loans are secured by the balances in the participant’s accounts. The interest rate charged on loans is set by the Employee Benefits Committee. Outstanding loans are being repaid at interest rates between 4.0% and 17.1%.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Participant Accounts - SPA

A separate account is maintained for each participant in the Plan. Each participant’s account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant’s contributions to the Plan, including rollover contributions, (c) the participant’s share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant’s withdrawal.

The following information pertains to the TRASOP account:

Contributions - TRASOP

While it is the intention of the Company to continue maintaining the TRASOP Accounts, effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the TRASOP account were discontinued. The Company does not intend to make any additional contributions unless favorable tax incentives supporting such contributions become incorporated into future law. Employees may continue to participate in the TRASOP. For certain plan years, the TRASOP allowed eligible participants to make after-tax contributions.

Eligibility - TRASOP

Individuals employed by the Company or one of its participating subsidiaries during 1976 through 1986 were eligible to participate in the Company contribution amount for such year, provided they had completed one year of continuous employment on or before the end of a plan year and they were still employed by the Company at the end of such year.

Investment Fund - TRASOP

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting - TRASOP

Participants are 100% vested in shares of common stock allocated to their accounts at all times.

Withdrawals - TRASOP

Participants who elect may withdraw their entire TRASOP account balance while an active employee of the Company. Upon termination of employment, death, retirement, or disability, or termination of the Plan, participants may elect to withdraw their entire account balance.

Participant Accounts – TRASOP

A separate account is maintained for each participant in the TRASOP. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss, and (b) withdrawals.

The following information pertains to the CESOP account:

Effective November 1, 2000, CESOP was merged into the Plan for non-bargaining unit employees and the Centel Retirement Savings Plan for Bargaining Unit Employees as appropriate.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

Eligibility/Contributions – CESOP

Employees of Centel Corporation during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. Centel Corporation made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund – CESOP

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting – CESOP

Participants are 100% vested in their account balances at all times.

Withdrawals – CESOP

Participants may elect to withdraw all of their CESOP account balance while an active employee of the Company. Upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan, participants may elect to withdraw their entire account balance.

Participant Accounts –CESOP

A separate account is maintained for each participant in the CESOP. Each participant’s account is adjusted for (a) the participant’s share of any investment income or loss, and (b) withdrawals.

The following information pertains to SPA, TRASOP and CESOP accounts:

Dividends

Dividends earned on shares held in the SPA, TRASOP and CESOP Company Stock accounts are reinvested quarterly into the Company Stock fund, unless the participant elects to receive the dividends in cash, which are distributed annually.

Administration and Plan Expenses

The Plan is administered by Sprint’s Employee Benefits Committee. Administrative and investment expenses of the SPA and CESOP are expenses of the Plan, and except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans from the SPA are borne by the participants with outstanding loans. The Company may recover TRASOP administrative costs from the Plan, directly or by reduction of TRASOP dividends, subject to limitations provided in the Code and the Plan. The Plan reimbursed the Company for TRASOP administrative expenses of $23,000 for each of 2003 and 2002. No reimbursement was made for 2004.

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

Termination

Although the Company has not expressed an intention to terminate the entire Plan, it reserves the right to amend or terminate the Plan at any time. Should the entire Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments

Investments of the Plan are valued at fair value. The fair value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The fair value of equity mutual funds and bond mutual funds is valued at the redemption price on the last business day of the year. The fair value of the short term investments is estimated at cost plus accrued interest. Loans to participants are valued at their principal balance.

Interest and Dividend Income

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals

Withdrawals are recorded at the fair value of the assets on the date of distribution.

Reclassifications

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

3. INVESTMENTS

The Plan’s investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee.

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets available for benefits.

	(Thousands of Dollars) As of December 31:
	2004	2003
Investments at Fair Value as Determined by Quoted Market Price:

Sprint Corporation - SPA: Company Combined Stock Fund	$1,271,825	—
Sprint Corporation - SPA: FON Stock Fund	—	$549,331
Sprint Corporation - SPA: PCS Stock Fund	—	251,726
Sprint Corporation: TRASOP Combined Stock fund	161,012	*
Fidelity Magellan Fund, Inc.	394,934	392,661
Fidelity Equity Income Fund, Inc.	216,883	200,441
PIMCO Separately Managed 1 Account	232,722	245,965

*	The fair value of this investment was less than 5% of the Plan’s net assets at December 31 of the respective year.

During 2004, 2003 and 2002, the Plan’s investments (including investments purchased, sold and held during the year)

appreciated (depreciated) in value as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Value	(Thousands of Dollars) For the Year Ended December 31:
	2004	2003	2002
Investments at Fair Value as Determined by Quoted Market Price:

Common stock:
Sprint Corporation - SPA: Company Combined Stock Fund	$547,703	—	—
Sprint Corporation - SPA: FON Stock Fund	—	$69,092	$(146,222)
Sprint Corporation - SPA: PCS Stock Fund	—	56,093	(554,877)
Sprint Corporation: TRASOP Combined Stock fund	62,345	14,179	(94,299)
Sprint Corporation: CESOP Combined Stock Fund	2,575	586	(3,806)

Equity Funds	67,287	193,562	(203,954)
Equity index fund	11,793	17,237	(13,018)
Bond mutual funds	11,123	12,241	22,063
Other investments	5,844	5,755	(1,800)

Total Appreciation (Depreciation)	$708,670	$368,745	$(995,913)

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

4. NON-PARTICIPANT-DIRECTED INVESTMENTS

The funds comprised of Company stock (formerly the FON Stock Fund and PCS Stock Fund) include both participant-directed and non-participant directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:

	(Thousands of Dollars) For the Year Ended December 31:
	2004	2003	2002
Investment Income:
Interest on loans	$984	$1,202	$1,859
Dividends and investment interest	22,950	15,866	14,118
Net realized and unrealized appreciation (depreciation) in the fair value of investments	547,703	125,185	(701,100)

Net investment income (loss)	571,637	142,253	(685,123)

Contributions - employer	23,175	65,115	75,773
Contributions - employee	30,880	34,976	45,458
Administrative Fees	(13)	(8)	(5)
Withdrawals	(96,694)	(51,412)	(49,560)
Inter-plan fund transfers (net)	551	43	269
Intra-plan fund transfers (net)	(58,582)	(13,395)	(688)

Net increase (decrease)	470,954	177,572	(613,876)

Net Assets Available for Benefits:
Beginning of year	800,785	623,213	1,237,089

End of year	$1,271,739	$800,785	$623,213

Of the above net assets, information about the net assets of the non-participant-directed investments is as follows:

	(Thousands of Dollars) As of December 31:
	2004	2003	2002
Net Assets:
Sprint Corporation - SPA:
Company Combined Stock Fund	$794,114	—	—
FON Stock Fund	—	$410,271	$334,419
PCS Stock Fund	—	105,188	78,145

SPRINT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

5. RELATED PARTY TRANSACTIONS

Company contributions are made directly to the Company Stock Fund (FON) and prior to April 24, 2004 were made to both the FON and PCS stock funds. Participants may elect to direct a percentage of their contribution to the Company Stock Fund. In 2004, these combined contributions approximated $54 million to the company stock funds. In 2003, combined contributions approximated $62 million and $38 million to the FON and PCS stock funds, respectively. In 2002, combined contributions approximated $52 million and $69 million to the FON and PCS stock funds, respectively.

6. LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan for Bargaining Unit Employees, and the Centel Retirement Savings Plan for Bargaining Unit Employees against the Company, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of the Company. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

SUPPLEMENTAL SCHEDULE

Schedule I

SPRINT RETIREMENT SAVINGS PLAN

EIN: 48-0457967

Plan #004

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Common Stock Funds:
Sprint Corporation - SPA: Company Combined Stock Fund **	$1,132,984	$1,271,825
Sprint Corporation: TRASOP Combined Stock fund **	59,433	161,012
Sprint Corporation: CESOP Combined Stock Fund **	2,465	6,699

Total Common Stock Funds	1,194,882	1,439,536

Equity Funds:
Fidelity Magellan Fund, Inc. **	363,029	394,934
Fidelity Equity Income Fund, Inc. **	189,381	216,883
Fidelity OTC Portfolio Fund, Inc. **	102,205	88,151
Fidelity Overseas Fund, Inc. **	55,898	61,561
Fidelity Dividend Growth Fund, Inc. **	110,189	117,371
Capital Guardian International Equity Fund	6,238	7,581
Capital Guardian Emerging Market Equity Fund	4,957	6,193
Jennison Associates LLC Separately Managed Acct	7,289	9,020
Harris Associates, L.P. Separately Managed Acct	8,686	10,174
Wall Street Associates Separately Managed Acct	6,732	8,398
American Century Equity Income Fund	29,094	31,598
DFA U.S. Small-Cap Value Portfolio	53,830	63,601
GMO Global Equity Allocation	8,501	10,674
Harbor Midcap Growth I	15,656	17,334

Total Equity Mutual Funds	961,685	1,043,473

Equity Index Funds:
NTGI Russell 2000 Index Fund	20,164	24,403
NTGI EAFE Index Fund	3,882	4,709
NTGI S&P 500 Equity Index Fund	66,965	81,543

Total US Stock Index Funds	91,011	110,655

Bond Funds:
PIMCO High Yield Fund	14,168	14,900
PIMCO Foreign Bond Fund	7,272	7,226
GMO Emerging Country Debt Share Fund	30,836	30,626
PIMCO Separately Managed I Account	205,836	232,722
PIMCO Separately Managed B Account	65,179	76,807

Total Bond Mutual Funds	323,291	362,281

See accompanying report of independent registered public accounting firm.

Schedule I

SPRINT RETIREMENT SAVINGS PLAN

EIN: 48-0457967

Plan #004

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont’d)

December 31, 2004

	(Thousands of Dollars)
Identity of Issue	Cost	Fair Value
Short-Term Investments:
NTGI Short-term	$35,091	$35,091
Fidelity Retirement Market Account**	415	416

Total Short-Term Investments	35,506	35,507

Other Funds:
Conservative Growth Portfolio	4,913	5,349
Moderate Growth Portfolio	8,793	9,729
Balanced Growth Portfolio	16,622	19,142
High Growth Portfolio	12,265	14,554
Aggressive Growth Portfolio	13,278	15,776

Total Other Investments	55,871	64,550

Participant Loans **	82,534	82,534

Total Investments	$2,744,780	$3,138,536

**	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Sprint Retirement Savings Plan

	By:	/s/ E. J. Holland, Jr.
E. J. Holland, Jr.
Date: June 29, 2005		Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number
23 - (a)	Consent of KPMG LLP, Independent Registered Public Accounting Firm

23 - (b)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm